UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Eviation Aircraft Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8220U106

(CUSIP Number)

Aaron M. Lampert, Adv.
Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv, Israel 6789141

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Magic Stones - Gemstone Import and Marketing Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5% *

14	TYPE OF REPORTING PERSON
CO

* Based on 10,694,820 Ordinary Shares outstanding as of November 21, 2018 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kadima Hasharon Holding Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5% *

14	TYPE OF REPORTING PERSON
CO

* Based on 10,694,820 Ordinary Shares outstanding as of November 21, 2018 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael Ilan Management and Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
347,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
347,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
347,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% *

14	TYPE OF REPORTING PERSON
IV

* Based on 10,694,820 Ordinary Shares outstanding as of November 21, 2018 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Arrow Pride (Eran Ilan)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel, the United States of America and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,468,285

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,468,285

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,468,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7% *

14	TYPE OF REPORTING PERSON
IN

* Based on 10,694,820 Ordinary Shares outstanding as of November 21, 2018 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018).

This Amendment No. 2 amends the Schedule 13D filed on April 24, 2017, as amended by Amendment No. 1 filed on February 20, 2018 (collectively, the “Schedule 13D”) and is filed by Magic Stones, Kadima, Michael Ilan Management and Arrow Pride (Eran Ilan). Since the filing of the Schedule 13D, the Reporting Persons (as defined below) have changed due to the death of Michel Ilan, the former sole shareholder of Kadima and majority shareholder of Michael Ilan Management. On August 19, 2018, the majority of Michael Ilan’s ownership in Kadima and Michael Ilan Management (and consequently, the majority of Michael Ilan’s beneficial ownership interest in Ordinary Shares of the Issuer) was formally transferred to his son, Arrow Pride (Eran Ilan).

Item 2.   Identity and Background.

Item 2 is amended and restated as follows:

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1) Magic Stones - Gemstone Import and Marketing Ltd. (“Magic Stones”), organized under the laws of the State of Israel. Magic Stones’ principal business is focused on investment activities.

(2) Kadima Hasharon Holding Company Ltd. (“Kadima”), organized under the laws of the State of Israel. Kadima is the sole shareholder of Magic Stones. Kadima’s principal business is holding the shares of Magic Stones.

(3) Michael Ilan Management and Investments Ltd. (“Michael Ilan Management”), organized under the laws of the State of Israel. Michael Ilan Management’s principal business is focused on investment activities.

(4) Arrow Pride (Eran Ilan), a citizen of the State of Israel, the United States of America and Canada. Arrow Pride (Eran Ilan) serves as a director and is a majority shareholder of both Kadima and Michael Ilan Management. Arrow Pride (Eran Ilan)’s principal business is investment management.

The business address for each of the Reporting Persons listed in (1), (2) and (3) above is c/o Michael Ilan Management and Investments Ltd., Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000. The business address for Arrow Pride (Eran Ilan) is c/o Michael Ilan Management and Investments Ltd., Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3, 4 and 5 of this Amendment No. 2 are incorporated herein by reference. As of January 2, 2019, (i) Magic Stones beneficially owned 4,120,875 Ordinary Shares, or 38.5% of the total number of Ordinary Shares issued and outstanding, (ii) Kadima beneficially owned 4,120,875 Ordinary Shares, or 38.5% of the total number of Ordinary Shares issued and outstanding, (iii) Michael Ilan Management beneficially owned 347,410 Ordinary Shares, or 3.2% of the total number of Ordinary Shares issued and outstanding, and (iv) Arrow Pride (Eran Ilan) beneficially owned 4,468,285 Ordinary Shares, or 41.7% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 10,694,820 Ordinary Shares outstanding as of November 21, 2018 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018).

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2019

Magic Stones Gemstone Import and Marketing Ltd.
By: /s/ Kadima Hasharon Holding Company Ltd. By: /s/ Arrow Pride (Eran Ilan) Name: Arrow Pride (Eran Ilan) Title: Director
Kadima Hasharon Holding Company Ltd.
By: /s/ Arrow Pride (Eran Ilan) Name: Arrow Pride (Eran Ilan) Title: Director
Michael Ilan Management and Investments Ltd.
By: /s/ Arrow Pride (Eran Ilan) Name: Arrow Pride (Eran Ilan) Title: Director
Arrow Pride (Eran Ilan) /s/ Arrow Pride (Eran Ilan)